Filed by Helport AI Limited

Pursuant to Rule 425 under the Securities Act of 1933,

 as amended, and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934, as amended

Subject Company: Tristar Acquisition I Corp.

Commission File No.: 001-40905

Date: July 22, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 22, 2024

Tristar Acquisition I Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40905	98-1587643
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(Address of principal executive offices, including zip code)

+1 (781) 640-4446

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one Redeemable Warrant	TRIS.U	New York Stock Exchange

Class A Ordinary Share, par value $0.0001 per share	TRIS	New York Stock Exchange

Warrant, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	TRIS.W	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 22, 2024, Tristar Acquisition I Corp. (the “Company” or “Tristar”) issued an unsecured promissory note (the “Note”) in the principal amount of up to $100,000 to Chunyi (Charlie) Hao, the Company’s President, Chief Financial Officer and Chairman of the Board of the Company, for the Company’s working capital needs. The Note does not bear interest and mature upon the earlier of the closing of an initial business combination by the Company and the Company’s liquidation. The foregoing description of the Note is qualified in its entirety by reference to the full text of the form of the Note, which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 8.01 Other Events.

Founder Share Lock-Up Waiver

As previously disclosed by the Company, the Company has entered into a letter agreement, dated October 13, 2021, as amended on July 18, 2023 and November 12, 2023 (as amended and as may be further amended, the “Letter Agreement”), with Tristar Holdings I LLC, a Delaware limited liability company (the “Prior Sponsor”), the former directors and officers of Tristar, Navy Sail International Limited (the “Sponsor”), the current officers and directors of Tristar, and their respective designees (all such parties, collectively, the “Initial Shareholders”). Additionally, in August 2021, the Prior Sponsor transferred an aggregate of 1,585,000 shares of the Company’s Class B ordinary shares to certain anchor investors (the “Anchor Investors”) in connection with their purchases of shares in the Company’s initial public offering, pursuant to certain investment agreements (collectively, the “Anchor Investment Agreements”). Pursuant to the Letter Agreement and the respective Anchor Investment Agreements, certain lock-up restrictions were imposed on the Tristar Class B ordinary shares (the “Founder Shares”) held by the Initial Shareholders, the Anchor Investors and their respective permitted transferees (collectively, the “Lock-up Parties”). Specifically, the Lock-up Parties agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of our initial business combination, subject to certain exceptions.

Also as previously disclosed by Tristar, Tristar entered into certain Business Combination Agreement, dated as of November 12, 2023 (as amended on December 18, 2023, and as may be further amended, the “Business Combination Agreement”, and all of the transactions contemplated thereunder, the “Business Combination”), with Helport AI Limited, a British Virgin Islands business company (“Pubco”), Helport Limited, a British Virgin Islands business company (“Helport”), Merger I Limited, a British Virgin Islands business company (“First Merger Sub”), and Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), among other parties.

In connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Lock-up Parties with the lock-up obligations in the Letter Agreement and the Anchor Investment Agreements with respect to a portion of the Founder Shares held by the Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Lock-up Parties, shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective Anchor Investment Agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance are held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective Anchor Investment Agreements following the Business Combination.

A copy of the form of Lock-up Waiver Letter is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

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Supplemental Disclosures to Proxy Statement

In light of the above Founder Share Lock-up Waiver, Tristar determined to supplement certain information contained in the Proxy Statement (the “Supplemental Disclosures”). Except as otherwise set forth below, the information set forth in the Proxy Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

The following Supplemental Disclosures should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure should be added following the final paragraph on page 21 of the Proxy Statement.

Founder Share Lock-Up Waiver

Tristar has also entered into a letter agreement, dated October 13, 2021, as amended on July 18, 2023 and November 12, 2023 (as amended and as may be further amended, the “Letter Agreement”), with the Prior Sponsor, the former directors and officers of Tristar, the Sponsor, the current officers and directors of Tristar, and their respective designees (all such parties, collectively, the “Initial Shareholders”). Additionally, in August 2021, the Prior Sponsor transferred an aggregate of 1,585,000 Founder Shares to certain anchor investors (the “Anchor Investors”) in connection with their purchases of shares in Tristar’s IPO, pursuant to certain investment agreements (collectively, the “Anchor Investment Agreements”). Pursuant to the Letter Agreement and the respective Anchor Investment Agreements, certain lock-up restrictions were imposed on the Founder Shares held by the Initial Shareholders, the Anchor Investors and their respective permitted transferees (collectively, the “Founder Share Lock-up Parties”). Specifically, the Founder Shares Lock-up Parties agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of our initial business combination, subject to certain exceptions.

In connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Founder Share Lock-up Parties with the lock-up obligations in the Letter Agreement and the Anchor Investment Agreements with respect to a portion of the Founder Shares held by the Founder Share Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Founder Share Lock-up Parties, shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective Anchor Investment Agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance is held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Founder Share Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective Anchor Investment Agreements following the Business Combination.

The following disclosure should be added following the first paragraph on page 48 of the Proxy Statement.

As disclosed elsewhere in this proxy statement/prospectus, in connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Founder Share Lock-up Parties with the lock-up obligations in the Letter Agreement and the Anchor investment Agreements with respect to a portion of the Founder Shares held by the Founder Share Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Founder Share Lock-up Parties, shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective Anchor Investment Agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance is held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Founder Share Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective Anchor Investment Agreements following the Business Combination.

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The following disclosure should be added on page 108 immediately following the paragraph under the heading “Insider Letter Amendment” of the Proxy Statement.

Founder Share Lock-Up Waiver

As disclosed elsewhere in this proxy statement/prospectus, in connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Founder Share Lock-up Parties with the lock-up obligations in the Letter Agreement and the Anchor Investment Agreements with respect to a portion of the Founder Shares held by the Founder Share Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Founder Share Lock-up Parties shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective Anchor Investment Agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance is held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Founder Share Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective Anchor Investment Agreements following the Business Combination.

The following disclosure should be added following the third paragraph on page 162 of the Proxy Statement.

On July 22, 2024, Tristar issued another unsecured promissory note (the “July 2024 Note”) in the principal amount of up to $100,000 to Chunyi (Charlie) Hao, Tristar’s President, Chief Financial Officer and Chairman of the Board, for its working capital needs. The July 2024 Note does not bear interest and mature upon the earlier of (a) the date that Tristar consummates an initial Business Combination and (b) the date of Tristar’s liquidation.

The following disclosure should be added as the final paragraph under the heading “Recent Developments” on page 162 of the Proxy Statement.

As disclosed elsewhere in this proxy statement/prospectus, in connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Founder Share Lock-up Parties with the lock-up obligations in the Letter Agreement and the Anchor investment Agreements with respect to a portion of the Founder Shares held by the Founder Share Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Founder Share Lock-up Parties, shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective Anchor Investment Agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance is held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Founder Share Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective Anchor Investment Agreements following the Business Combination.

The following disclosure should be added following the final paragraph on page 230 of the Proxy Statement.

As disclosed elsewhere in this proxy statement/prospectus, in connection with and in furtherance of the Business Combination, Tristar and Helport intend to partially waive compliance by the respective Founder Share Lock-up Parties with the lock-up obligations in the Letter Agreement and the respective investment agreements with respect to a portion of the Founder Shares held by the Founder Share Lock-up Parties. Pursuant to a Lock-up Waiver Letter to be entered into by the parties contemporaneously with the closing of the transactions contemplated by the Business Combination Agreement, an aggregate of 1,220,450 Founder Shares held by the Founder Share Lock-up Parties shall be released from all lock-up restrictions set forth in the Letter Agreement and the respective investment agreements. Of the 1,220,450 Founder Shares to be released, 169,500 Founder Shares are held by Mr. Hao, and the balance is held by the Anchor Investors and other non-affiliates of Tristar. All other Founder Shares held by such Founder Share Lock-up Parties will continue to be subject to the applicable lock-up restrictions as described in the Letter Agreement and the respective investment agreements following the Business Combination.

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The following disclosure should be added following the final paragraph on page 231 of the Proxy Statement.

On July 22, 2024, Tristar issued another unsecured promissory note (the “July 2024 Note”) in the principal amount of up to $100,000 to Chunyi (Charlie) Hao, Tristar’s President, Chief Financial Officer and Chairman of the Board, for its working capital needs. The July 2024 Note does not bear interest and mature upon the earlier of (a) the date that Tristar consummates an initial Business Combination and (b) the date of Tristar’s liquidation.

Forward-Looking Statements

The information in this Current Report on Form 8-K contains, and certain oral statements made by representatives of Pubco, Tristar and Helport and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Pubco’s, Tristar’s and Helport’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pubco’s, Tristar’s and Helport’s expectations with respect to future performance and anticipated financial impacts of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Tristar or Helport and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the surviving post-merger entity (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) matters discovered by the parties as they complete their respective due diligence investigation of the other parties; (iv) the ability of Tristar prior to the Transactions, and the Company following the Transactions, to maintain the listing of the Company’s shares on a national exchange; (v) costs related to the Transactions; (vi) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Tristar; (vii) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (viii) the outcome of any legal proceedings that may be instituted against Pubco, Tristar or Helport related to the Transactions; (ix) the attraction and retention of qualified directors, officers, employees and key personnel of Pubco, Tristar and Helport prior to the Transactions, and the Company following the Transactions; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance Helport’s or the Company’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes in Helport’s or the Company’s industry; (xiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected milestones; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions and/or advertisements; (xix) product sales and/or services; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the ability of the Company to anticipate or successfully implement new technologies; (xxii) the ability of the Company to successfully collaborate with business partners; (xxiii) risks relating to the Company’s operations and business, including information technology and cybersecurity risks; and (xxiv) other risks and uncertainties disclosed from time to time in other reports and other public filings with the SEC by Pubco, Tristar or Helport. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Pubco, Tristar and Helport undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Readers are referred to the most recent filings with the SEC by Pubco and/or Tristar. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and none of Pubco, Helport nor Tristar undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Additional Information

Pubco has filed with the SEC a Registration Statement on Form F-4 (the “Registration Statement”), which has been declared effective by the SEC on July 5, 2024 and includes a definitive proxy statement of Tristar and a prospectus in connection with the proposed Business Combination involving Tristar, Pubco, Merger I Limited, Merger II Limited and Helport pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents has been mailed to shareholders of Tristar as of the record date for voting on Tristar’s proposed Business Combination with Helport. SHAREHOLDERS OF TRISTAR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH TRISTAR’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT TRISTAR, HELPORT, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Tristar by contacting its Chief Executive Officer, Xiaoma (Sherman) Lu, c/o Tristar Acquisition I Corp., 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803, at +781 640-4446.

Participants in The Solicitation

Tristar, Helport, Pubco and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Tristar securities in respect of the proposed Transactions. Information about Tristar’s directors and executive officers and their ownership of Tristar’s securities is set forth in Tristar’s filings with the “SEC”. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
10.1	Promissory Note, dated July 22, 2024, issued to Chunyi (Charlie) Hao.
10.2	Form of Lock-up Waiver Letter
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRISTAR ACQUISITION I CORP.

Dated: July 22, 2024	By:	/s/ Xiaoma (Sherman) Lu
	Name:	Xiaoma (Sherman) Lu
	Title:	Chief Executive Officer

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